Exhibit 99.2

Byline Bancorp, Inc.™

2Q24 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Second Quarter 2024 Highlights

Net Income	Diluted EPS	PTPP ROAA
$29.7 million	$0.68	2.03%
Reported	Reported	Reported(1)(2)

Efficiency Ratio	ROAA	ROTCE
52.19%	1.31%	15.27%
Reported	Reported(2)	Reported(1)(2)

Strong Financial Performance

- Net Income of $29.7 million; GAAP EPS of $0.68
- Pre-Tax Pre-Provision income (1) of $46.2 million; Pre-Tax Pre-Provision ROAA(1) of 2.03%
- Revenue of $99.4 million, up 10% YoY → Net interest income of $86.5 million, up 14% YoY
- Consolidated two branches, have reduced branch footprint ~60% since 2013
- Credit rating reaffirmed by Kroll at BBB with positive outlook
- Net interest margin (FTE)(1) of 3.99%
- Loan and lease yields stood at 7.47%; cost of deposits of 2.63%
- Non-interest expenses remained well managed at $53.2 million
- Efficiency ratio(1): 52.19%
- NIE/AA: 2.34%, down 33 bps YoY
- TCE/TA(1): 8.82%; up 6 bps
- Total Capital ratio: 13.86%; up 20 bps

10.84%
Common Equity Tier 1

+8%
Increase in Tangible Book Value / Share YoY

15.27%
Return on Avg. Tangible Common Equity

+6%
Increase in Loans and Leases(2)

-1%
Decrease in Non-interest Expense

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.
(2) Annualized.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$5,597
$6,621
$6,702
$6,802
$6,905
7.18%
7.68%
7.42%
7.45%
7.47%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio was $6.9 billion at 2Q24, an increase of $102.8 million, or 6.1% annualized from 1Q24
  - Originated $300.0 million in new loans, net of loan sales in 2Q24
    - Production driven by commercial banking and leasing originations of $129.8 million and $76.7 million, respectively
- Payoff activity increased by $21.2 million from 1Q24 to $235.4 million
- Cumulative Loan Beta[(1)]: 42%

Portfolio Composition



Resi
11%
C&D
8%
C&I
38%
Commercial
Real Estate
33%
Leasing
10%

Utilization Rates



56%
LTM Average
65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
Q2 2020
Q4 2020
Q2 2021
Q4 2021
Q2 2022
Q4 2022
Q2 2023
Q4 2023
Q2 2024

Originations and Payoffs



$312
$256
$311
$185
$241
$252
$264
$214
$300
$235
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Loan Beta excluding loan accretion is calculated as the change in yield on loans and leases from 4Q21 to 2Q24 divided by the change in average Fed Funds from 4Q21 to 2Q24.

Deposit Trends *($ in millions)*

Deposit Composition



$5,917
$6,954
$7,177
$7,350
$7,347
3.6%
20.5%
36.6%
9.0%
30.3%
4.5%
20.8%
38.0%
8.5%
28.2%
5.1%
21.2%
39.1%
8.0%
26.6%
5.8%
21.7%
38.0%
9.3%
25.2%
5.8%
21.9%
38.5%
9.8%
24.0%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits stood at $7.3 billion, flat from 1Q24
- Effective balance sheet management and stabilizing deposit trends
- Commercial deposits accounted for 45.1% of total deposits and represent 79.4% of all non-interest-bearing deposits
- Cost of deposits increased by 7 bps to 2.63% in 2Q24, due to mix changes
- Cumulative Total Deposit Beta(1): ~49% since the beginning of the current tightening cycle

Average Non-Interest-Bearing Deposits



$1,849
$1,988
$1,951
$1,874
$1,817
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Cost of Interest-Bearing Deposits

Deposit Beta(1)

Interest-Bearing Deposits: 64%
Total Deposits: 49%



2.49%
3.00%
3.33%
3.45%
3.51%
1.70%
2.13%
2.42%
2.56%
2.63%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Cumulative Deposit Beta calculation is based on change in deposit cost divided by change in Fed Funds from 4Q21 to 2Q24.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$76,166
$92,452
$86,285
$85,541
$86,526
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Highlights

- Net interest income was $86.5 million, up 1.2% from 1Q24
  - Increase in NII driven by higher loan and securities yields
- Net interest margin decreased 2 basis points from 1Q24 to 3.98%
  - Loan accretion income down $0.6 million
  - Earning asset yields increased by 4 bps

Interest Rate Sensitivity Over a One-Year Time Horizon

- Rates -100 bps: ~$11 million or ~3.2% decline in NII or ~$2.75 million per 25 bps
- Ramp -100 bps: ~$9 million or ~2.5% decline in NII or ~$2.14 million per 25 bps

Repricing Mix



Other 4%
Prime 21%
Fixed 47%
SOFR 28%

NIM, Yields and Costs



7.18%
7.68%
7.42%
7.45%
7.47%
4.32%
4.46%
4.08%
4.00%
3.98%
2.03%
2.45%
2.53%
2.78%
2.97%
1.70%
2.13%
2.42%
2.56%
2.63%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
2Q 2024
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



$85.5 Million NII
$86.5 Million NII
4.00%
0.05%
(0.05%)
(0.02%)
3.98%
Q1 2024 NIM
Earning Assets Yield
Interest-Bearing Liability Rate
Net Free Funds
Q2 2024 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$14.3
$12.4
$14.5
$15.5
$12.8
12%
7%
40%
8%
18%
16%
11%
8%
52%
10%
19%
14%
9%
38%
7%
15%
17%
17%
7%
36%
7%
17%
16%
11%
7%
47%
9%
6%
20%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other (1)

Highlights

- Non-interest income was $12.8 million, down 17.0% from 1Q24
  - $2.5 million FV mark on loan servicing asset charge due to a decrease in loans serviced
    - Non-interest income remained stable QoQ, excluding FV marks on loan servicing asset and equity securities
  - Gain on sale up 9.1%, driven by higher premiums

Government Guaranteed Loan Sales

- $73.9 million of guaranteed loans sold in 2Q24
- Loans held for sale decreased to $13.4 million in 2Q24

Net Gains on Sales of Loans



$5.7
$6.5
$5.5
$5.5
$6.0
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$85.9
$101.1
$89.1
$72.5
$73.9
8.64%
7.95%
8.52%
9.59%
10.11%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
10 year loans
25 year loans
USDA
Other
Average Net Premiums

(1) Other includes net servicing losses in 3Q23.

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$49.3
$57.9
$53.6
$53.8
$53.2
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses stood at $53.2 million, down 1.1% from 1Q24 and reflects:
  - $0.9 million decrease in other NIE primarily due to branch consolidation charges taken in 1Q24
  - $0.6 million decrease in occupancy expenses
  - $1.0 million increase in professional services
- NIE/AA: 2.34%, down 6 bps QoQ

Non-Interest Expense Bridge



$53.8
($1.7)
($0.2)
$0.1
$0.3
$1.0
$53.2
Q1 2024
All other non-interest expense
Impairment charge on ROU assets
Loan & lease related expenses
Occupancy & Equipment
Legal, audit & other professional fees
Q2 2024

Efficiency Ratio



52.92%
53.75%
51.63%
51.94%
52.19%
51.39%
47.35%
48.64%
51.75%
52.19%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Adjusted Efficiency Ratio (1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$12.2
$1.2
$9.5
0.73%
$11.0
$6.2
0.56%
$4.3
$5.4
$9.5
0.33%
0.37%
0.31%
$5.4
$6.1
$4.3
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$105.7
$101.7
$102.4
$99.7
$92.7
1.66%
1.60%
1.52%
1.51%
1.45%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.96%
1.00%
0.93%
0.79%
0.69%
0.06%
0.10%
0.10%
0.06%
0.11%
0.22%
0.05%
0.27%
0.04%
0.24%
0.60%
0.49%
0.63%
0.79%
0.61%
Excluding Government Guaranteed loans, NPLs were 83 bps
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans and Leases
Government Guaranteed NPLs

Delinquencies



$36.9
$36.1
$1.7
$3.2
$5.7
$5.3
$28.6
$2.2
$0.8
$14.1
$9.6
$29.6
$27.7
$25.7
$13.6
$9.5
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Delinquencies ex. Government Guaranteed & PCD
PCD Delinquencies
Government Guaranteed Delinquencies

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio

Liquidity Position

- Cash and cash equivalents of $730.5 million
- $1.4 billion investment portfolio (~99.9% AFS)
- $1.7 billion of available borrowing capacity
  - Liquidity coverage of uninsured deposits ~106% as of quarter end
- Loans/Deposits ratio stood at 93.98%
- Uninsured Deposits stood at 28.0% and trends well below all peer bank averages

Highlights

- HTM portfolio of ~$0.6 million *($5,000 in unrealized losses)*
- Securities portfolio duration: 4.8 years; net of hedges: ~4.5 years
- Securities portfolio annual cash flow: ~$185 million
- Taxable securities yield of 2.97%, up 19 basis points from 1Q24
- AOCI / TCE(3): ~13.4%

% of Uninsured Deposits Industry Comparisons(1)

	>$500B	$250B - $500B	$100B - $250B	$50B - $100B	$10B - $50B	$1B - $10B
Median	42.0%	32.7%	36.2%	42.1%	38.0%	30.0%
Byline Bank	28.0%	28.0%	28.0%	28.0%	28.0%	28.0%

Percent of Insured Deposits(2)


71%
Median: 63%
Bank 1
Bank 2
Bank 3
Bank 4
BY
Bank 5
Bank 6
Bank 7
Bank 8
Bank 9
Bank 10
Bank 11
Bank 12
Bank 13
Bank 14
Bank 15
Bank 16
Bank 17
Bank 18
Bank 19
Bank 20
Bank 21
Bank 22
Bank 23

AFS Portfolio by Type


Muni 5%
Treasury & Agency 14%
Asset-backed 1%
Corporate 3%
Non-agency MBS, CMBS 8%
Agency MBS, CMBS 69%

(1) Source: SNL Financial, and company filings. Financial data as of quarter ended March 31, 2024 or most recent available.
(2) Source: Company's 1Q24 Form 10-Q | Calculation: (total deposits uninsured deposits) / total consolidated deposits | Byline 2024 Proxy Peer Group.
(3) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Strong Capital Position

Capital Ratios



13.52%
8.87%
13.17%
8.18%
13.38%
9.06%
13.66%
8.76%
13.86%
8.82%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Total Capital Ratio
TCE / TA (1)

Return on Average Tangible Common Equity



17.50%
16.78%
18.95%
16.15%
17.89%
16.68%
15.95%
15.88%
15.27%
15.27%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Reported
Adjusted (1)

Common Equity Tier 1



10.58%
10.08%
10.35%
10.59%
10.84%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range(1) is between 8% and 9%: currently at 8.82%
- $1.0 billion total stockholders’ equity
- Tangible book value per share(1): $18.84, up 3.0% LQ and 8.1% YoY

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Our Strategy Remains Consistent

1 Grow our Commercial Client Franchise	Differentiated approach to grow loans and deposits organically in targeted market segments
2 Maintain Balance Sheet Strength	Maintain a strong balance sheet, ample capital flexibility and strong asset quality
3 Continue to Invest in the Business	Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies
4 Capitalize on Market Opportunities	Attract additional high-quality talent to the organization and pursue opportunistic M&A opportunities
5 Deliver Strong Financial Results	Generate consistently strong financial results for our stockholders
6 Leverage our Capabilities	Leverage all our capabilities to deepen share of wallet and acquire new customers

2Q24 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~72% of Total Deposits are FDIC Insured



Consumer Deposits, $4.0 billion
Commercial Deposits, $3.3 billion
Total Deposits
$7.3 Billion
as of 6/30/24
Insured
92%
Uninsured
8%
Uninsured
53%
Insured
47%

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits(1)

$4.0 billion at 6/30/24

Customer Base
~125,000
Consumer Accounts

Granular Deposit Base
~$28,000
Average Account Balance



Total Franchise
46
Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.3 billion at 6/30/24

Customer Base
~29,000
Commercial Accounts

Granular Deposit Base
~$121,000
Average Account Balance

(1) Excludes brokered deposits.

CRE Portfolio: NOO Office Represents 2.9% of Total Loans



NOO Office CRE
2.9%
Total Loans & Leases
$6.9 Billion
as of 6/30/24
NOO Non-Office
CRE
25.4%

Non-Owner Occupied Commercial Real Estate Portfolio

($ in millions)	*6/30/24*	*% of Total Loans*
Industrial / Warehouse	$609.9	8.9%
Multi-family	527.3	7.7%
Retail	227.7	3.3%
Office	**196.7**	**2.9%**
Hotel / Motel	38.1	0.5%
Mixed Use	35.0	0.5%
Senior Housing / Healthcare	31.0	0.4%
Other	281.6	4.1%
Total	**$1,947.3**	**28.3%**

Note: Non-Owner Occupied CRE Portfolio includes construction, land, multi-family and non-owner occupied (NOO).
CRE portfolio includes owner occupied, non-owner occupied, non-farm, non-residential, construction, and multi-family loans.

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Single Tenant
16%
Multi-Tenant
64%
Medical
14%
Government
6%

Market Type


Central
Business
District
12%
Urban,
Non-CBD
10%
Suburban
78%

CRE Office: Geographic Mix by State

($ in millions)	**6/30/24**
Illinois	$121.8
North Carolina	24.4
Wisconsin	14.4
New Jersey	11.0
Florida	7.0
Ohio	6.3
Iowa	3.6
Minnesota	3.2
New Mexico	2.2
West Virginia	1.1
Michigan	0.9
Tennessee	0.8
Total Office	**$196.7**

Office Portfolio Metrics

	6/30/24	**3/31/24**
Avg. Commitment	$3.6 million	$3.6 million
ACL %	1.8%	2.8%
NCO %[(1)]	2.70%	3.06%
30+ DLQ %	5.0%	5.6%
NPL %	5.0%	5.6%
Criticized %	20%	24%

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Unguaranteed Government-Guaranteed Exposure Represents 6.1% of Total Loans *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$377.6	5.6%
Guaranteed	73.8	1.1%
Total SBA 7(a) Loans	**$451.4**	**6.7%**
Unguaranteed	$36.8	0.5%
Guaranteed	21.0	0.3%
Total USDA Loans	**$57.8**	**0.8%**

Unguaranteed Loan Portfolio by Industry



Retail Trade
18%
All Other Industries (1)
17%
Food Services
14%
Manufacturing
11%
Health Care
8%
Transportation
6%
Other Services
6%
Construction
5%
Finance and Insurance
5%
Wholesale Trade
5%
Professional
5%

Highlights

- One of the top SBA and USDA lenders in the United States
- Closed $87.6 million in SBC loan commitments in 2Q24
- SBA 7(a) portfolio $451.4 million, down $13.4 million from 1Q24
  - ACL/Unguaranteed loan balance ~8.1%
- $1.7 billion in serviced government guaranteed loans for investors in 2Q24
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 6.1% in 2024

SBA 7(a) & USDA Closed Loan Commitments



$122.3
$107.3
$129.2
$108.3
$82.3
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
USDA
SBA 7(a)

(1) Represents sectors with less than 5% of the total portfolio.

Projected Acquisition Accounting Accretion

Projected Accretion[1] *($ in millions)*


$2.1
$1.8
$1.7
$1.6
$1.4
Q3 2024 E
Q4 2024 E
Q1 2025 E
Q2 2025 E
Q3 2025 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended June 30, 2024	March 31, 2024	June 30, 2023
Income Statement			
Net interest income	$ 86,526	$ 85,541	$ 76,166
Provision for credit losses	6,045	6,643	5,790
Non-interest income	12,844	15,473	14,291
Non-interest expense	53,210	53,809	49,328
Income before provision for income taxes	40,115	40,562	35,339
Provision for income taxes	10,444	10,122	9,232
Net income	$ 29,671	$ 30,440	$ 26,107
Diluted earnings per common share(1)	$ 0.68	$ 0.70	$ 0.70
Balance Sheet			
Total loans and leases HFI	$ 6,891,204	$ 6,778,214	$ 5,570,517
Total deposits	7,347,181	7,350,202	5,917,092
Tangible common equity(1)	832,226	806,916	657,965
Balance Sheet Metrics			
Loans and leases / total deposits	93.98%	92.54%	94.58%
Tangible common equity / tangible assets(1)	8.82%	8.76%	8.87%
Key Performance Ratios			
Net interest margin	3.98%	4.00%	4.32%
Efficiency ratio	52.19%	51.94%	52.92%
Adjusted efficiency ratio(1)	52.19%	51.75%	51.39%
Non-interest income to total revenues	12.93%	15.32%	15.80%
Non-interest expense to average assets	2.34%	2.40%	2.67%
Return on average assets	1.31%	1.36%	1.41%
Adjusted return on average assets(1)	1.31%	1.36%	1.48%
Pre-tax pre-provision return on average assets (1)	2.03%	2.10%	2.23%
Dividend payout ratio on common stock	13.24%	12.86%	12.86%
Tangible book value per common share(1)	$ 18.84	$ 18.29	$ 17.43

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended June 30, 2024	March 31, 2024	June 30, 2023
Net income and earnings per share excluding significant items			
Reported Net Income	$ 29,671	$ 30,440	$ 26,107
Significant items:			
Impairment charges on ROU asset	—	194	—
Merger-related expenses	—	—	1,391
Tax benefit	—	(52)	(230)
Adjusted Net Income	$ 29,671	$ 30,582	$ 27,268
Reported Diluted Earnings per Share	$ 0.68	$ 0.70	$ 0.70
Significant items:			
Impairment charges on ROU asset	—	—	—
Merger-related expenses	—	—	0.04
Tax benefit	—	—	(0.01)
Adjusted Diluted Earnings per Share	$ 0.68	$ 0.70	$ 0.70

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended June 30, 2024	March 31, 2024	June 30, 2023
Adjusted non-interest expense:			
Non-interest expense	$ 53,210	$ 53,809	$ 49,328
Less: Significant items			
Impairment charges on ROU assets	—	194	—
Merger-related expenses	—	—	1,391
Adjusted non-interest expense	$ 53,210	$ 53,615	$ 47,937
Adjusted non-interest expense ex. amortization of intangible assets:			
Adjusted non-interest expense	$ 53,210	$ 53,615	$ 47,937
Less: Amortization of intangible assets	1,345	1,345	1,455
Adjusted non-interest expense ex. amortization of intangible assets	$ 51,865	$ 52,270	$ 46,482
Pre-tax pre-provision net income:			
Pre-tax income	$ 40,115	$ 40,562	$ 35,339
Add: Provision for loan and lease losses	6,045	6,643	5,790
Pre-tax pre-provision net income	$ 46,160	$ 47,205	$ 41,129
Adjusted pre-tax pre-provision net income:			
Pre-tax pre-provision net income	$ 46,160	$ 47,205	$ 41,129
Add: Impairment charges on ROU assets	—	194	—
Add: Merger-related expenses	—	—	1,391
Adjusted pre-tax pre-provision net income	$ 46,160	$ 47,399	$ 42,520
Tax equivalent net interest income:			
Net interest income	$ 86,526	$ 85,541	$ 76,166
Add: Tax-equivalent adjustment	229	233	207
Net interest income, fully taxable equivalent	$ 86,755	$ 85,774	$ 76,373
Total revenues:			
Net interest income	$ 86,526	$ 85,541	$ 76,166
Add: Non-interest income	12,844	15,473	14,291
Total revenues	$ 99,370	$ 101,014	$ 90,457

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended June 30, 2024	March 31, 2024	June 30, 2023
Tangible common stockholders' equity:			
Total stockholders' equity	$ 1,033,014	$ 1,009,049	$ 813,942
Less: Goodwill and other intangibles	200,788	202,133	155,977
Tangible common stockholders' equity	$ 832,226	$ 806,916	$ 657,965
Tangible assets:			
Total assets	$ 9,633,815	$ 9,410,503	$ 7,575,690
Less: Goodwill and other intangibles	200,788	202,133	155,977
Tangible assets	$ 9,433,027	$ 9,208,370	$ 7,419,713
Tangible assets, excluding accumulated other comprehensive loss:			
Tangible assets	$ 9,433,027	$ 9,208,370	$ 7,419,713
Less: Accumulated other comprehensive loss	(111,469)	(106,910)	(114,862)
Tangible assets, excluding accumulated other comprehensive loss:	$ 9,544,496	$ 9,315,280	$ 7,534,575
Tangible common stockholders' equity, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity	$ 832,226	$ 806,916	$ 657,965
Less: Accumulated other comprehensive loss	(111,469)	(106,910)	(114,862)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 943,695	$ 913,826	$ 772,827
Average tangible common stockholders' equity:			
Average total stockholders' equity	$ 1,008,802	$ 998,806	$ 806,272
Less: Average goodwill and other intangibles	201,428	202,773	156,766
Average tangible common stockholders' equity	$ 807,374	$ 796,033	$ 649,506
Average tangible assets:			
Average total assets	$ 9,140,736	$ 9,030,941	$ 7,403,899
Less: Average goodwill and other intangibles	201,428	202,773	156,766
Average tangible assets	$ 8,939,308	$ 8,828,168	$ 7,247,133
Tangible net income available to common stockholders:			
Net income available to common stockholders	$ 29,671	$ 30,440	$ 26,107
Add: After-tax intangible asset amortization	987	986	1,067
Tangible net income available to common stockholders	$ 30,658	$ 31,426	$ 27,174
Adjusted tangible net income available to common stockholders:			
Tangible net income available to common stockholders	$ 30,658	$ 31,426	$ 27,174
Impairment charges on ROU assets	—	194	—
Merger-related expenses	—	—	1,391
Tax benefit on significant items	—	(52)	(230)
Adjusted tangible net income available to common stockholders	$ 30,658	$ 31,568	$ 28,335

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended		
	June 30, 2024	March 31, 2024	June 30, 2023
Pre-tax pre-provision return on average assets:			
Pre-tax pre-provision net income	$ 46,160	$ 47,205	$ 41,129
Average total assets	9,140,736	9,030,941	7,403,899
Pre-tax pre-provision return on average assets	2.03%	2.10%	2.23%
Adjusted pre-tax pre-provision return on average assets:			
Adjusted pre-tax pre-provision net income	$ 46,160	$ 47,399	$ 42,520
Average total assets	9,140,736	9,030,941	7,403,899
Adjusted pre-tax pre-provision return on average assets	2.03%	2.11%	2.30%
Net interest margin, fully taxable equivalent:			
Net interest income, fully taxable equivalent	$ 86,755	$ 85,774	$ 76,373
Total average interest-earning assets	8,743,462	8,603,582	7,072,581
Net interest margin, fully taxable equivalent	3.99%	4.01%	4.33%
Non-interest income to total revenues:			
Non-interest income	$ 12,844	$ 15,473	$ 14,291
Total revenues	99,370	101,014	90,457
Non-interest income to total revenues	12.93%	15.32%	15.80%
Adjusted non-interest expense to average assets:			
Adjusted non-interest expense	$ 53,210	$ 53,615	$ 47,937
Average total assets	9,140,736	9,030,941	7,403,899
Adjusted non-interest expense to average assets	2.34%	2.39%	2.60%
Adjusted efficiency ratio:			
Adjusted non-interest expense excluding amortization of intangible assets	$ 51,865	$ 52,270	$ 46,482
Total revenues	99,370	101,014	90,457
Adjusted efficiency ratio	52.19%	51.75%	51.39%
Adjusted return on average assets:			
Adjusted net income	$ 29,671	$ 30,582	$ 27,268
Average total assets	9,140,736	9,030,941	7,403,899
Adjusted return on average assets	1.31%	1.36%	1.48%
Adjusted return on average stockholders' equity:			
Adjusted net income	$ 29,671	$ 30,582	$ 27,268
Average stockholders' equity	1,008,802	998,806	806,272
Adjusted return on average stockholders' equity	11.83%	12.31%	13.56%

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data)	As of or For the Three Months Ended		
	June 30, 2024	March 31, 2024	June 30, 2023
Tangible common equity to tangible assets:			
Tangible common equity	$ 832,226	$ 806,916	$ 657,965
Tangible assets	9,433,027	9,208,370	7,419,713
Tangible common equity to tangible assets	8.82%	8.76%	8.87%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 943,695	$ 913,826	$ 772,827
Tangible assets, excluding accumulated other comprehensive loss:	9,544,496	9,315,280	7,534,575
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	9.89%	9.81%	10.26%
Return on average tangible common stockholders' equity:			
Tangible net income available to common stockholders	$ 30,658	$ 31,426	$ 27,174
Average tangible common stockholders' equity	807,374	796,033	649,506
Return on average tangible common stockholders' equity	15.27%	15.88%	16.78%
Adjusted return on average tangible common stockholders' equity:			
Adjusted tangible net income available to common stockholders	$ 30,658	$ 31,568	$ 28,335
Average tangible common stockholders' equity	807,374	796,033	649,506
Adjusted return on average tangible common stockholders' equity	15.27%	15.95%	17.50%
Tangible book value per share:			
Tangible common equity	$ 832,226	$ 806,916	$ 657,965
Common shares outstanding	44,180,829	44,108,387	37,752,002
Tangible book value per share	$ 18.84	$ 18.29	$ 17.43
Accumulated other comprehensive loss to tangible common equity:			
Accumulated other comprehensive loss	$ 111,469	$ 106,910	$ 114,862
Tangible common equity	832,226	806,916	657,965
Accumulated other comprehensive loss to tangible common equity	13.39%	13.25%	17.46%


Byline Bancorp, Inc.™